As filed with the Securities and Exchange Commission on May 13, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PETROHAWK ENERGY CORPORATION

(Name of Registrant as specified in its charter)

Delaware	86-0876964
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1100 Louisiana, Suite 4400
Houston, Texas 77002
(832) 204-2700
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Floyd C. Wilson
President and Chief Executive Officer
1100 Louisiana, Suite 4400
Houston, Texas 77002
(832) 204-2700
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Dallas Parker William T. Heller IV Thompson & Knight LLP 333 Clay Street, Suite 3300 Houston, Texas 77002 (713) 654-8111 (713) 654-1871 (Fax)	David S. Elkouri Connie D. Tatum Hinkle Elkouri Law Firm LLC 301 N. Main, Suite 2000 Wichita, Kansas 67202 (316) 267-2000 (316) 264-1518 (Fax)

          Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

          If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

	Proposed maximum
Title of each class of	aggregate	Amount of
securities to be registered	offering price(1)(2)	registration fee
Debt Securities (3)(4)
Preferred Stock, $0.001 (3)
Common Stock, $0.001 (3)
Warrants (5)
Total	$250,000,000	$29,425

(1) Rule 457(o) under the Securities Act of 1933, as amended, permits the registration fee to be calculated on the basis of the maximum offering price of all of the securities listed and, therefore, the table does not specify by each class information as to the amount to be registered or the proposed maximum offering price per security.

(2) This registration statement also covers an indeterminate amount of securities that may be issued in exchange for, or upon conversion or exercise of, as the case may be, any securities registered hereunder that provide for conversion, exercise or exchange. Any securities registered hereunder may be sold separately or as units with other securities registered hereunder.

(3) An indeterminate principal amount or number of debt securities, preferred stock, and common stock may be issued from time to time at indeterminate prices, with an aggregate offering price not to exceed $250,000,000.

(4) If any debt securities are issued at an original issue discount, then the offering price of those debt securities shall be in an amount that will result in an aggregate initial offering price not to exceed $250,000,000, less the dollar amount of any registered securities previously issued.

(5) An indeterminate principal amount or number of warrants, representing rights to purchase debt securities, preferred stock, and common stock registered hereby, with an aggregate offering price not to exceed $250,000,000, less the dollar amount of any registered securities previously issued.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 13, 2005

PROSPECTUS

$250,000,000

Debt Securities
Preferred Stock
Common Stock
Warrants

PETROHAWK ENERGY CORPORATION

          We may offer, from time to time, in one or more series:

•	unsecured senior debt securities;

•	unsecured subordinated debt securities;

•	shares of common stock;

•	shares of preferred stock; and

•	warrants to purchase debt securities, common stock, or preferred stock.

          The securities:

•	will have a maximum aggregate offering price of $250,000,000;

•	will be offered at prices and on terms to be set forth in an accompanying prospectus supplement;

•	may be offered separately or together, or in separate series;

•	may be convertible into or exchangeable for other securities; and

•	may be listed on a national securities association, if specified in an accompanying prospectus supplement.

          Our common stock is quoted on the Nasdaq National Market under the symbol “HAWK.”

          We will provide the specific terms of the securities in supplements to this prospectus. This prospectus may be used to offer and sell securities only if it is accompanied by a prospectus supplement.

          Investing in our common stock involves risks. Please read carefully the information under the headings “Risk Factors” beginning on page 3 and “Forward-Looking Statements” on page 24 of this prospectus before you invest in our common stock.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated May  , 2005

Page
About This Prospectus	i
The Company	1
Risk Factors	3
Use of Proceeds	9
Ratio of Earnings to Fixed Charges	9
Description of Debt Securities	10
Description of Petrohawk Capital Stock	15
Plan of Distribution	21
Legal Matters	22
Experts	22
Where You Can Find More Information	23
Forward-Looking Statements	24
Form of Senior Indenture
Form of Subordinated Indenture
Opinion of Thompson & Knight LLP
Computation of Ratios of Earnings to Fixed Charges
Consent of Deloitte & Touche LLP
Consent of Ernst & Young LLP
Consent of Hein & Associates LLP
Consent of KPMG LLP
Consent of KPMG LLP
Consent of Netherland, Sewell & Associates, Inc.

ABOUT THIS PROSPECTUS

          In this prospectus, unless the context otherwise requires, “Petrohawk,” “we,” “us,” “our” or “ours” refer to Petrohawk Energy Corporation, together with its operating subsidiaries.

          This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process or continuous offering process. Under this shelf registration process, we may, from time to time, sell the securities described in this prospectus in one or more offerings up to a total offering amount of $250,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide you with this prospectus and, in certain cases, a prospectus supplement that will contain specific information about the terms of that offering and the securities offered by us in that offering. The prospectus supplement may include additional risk factors or other special considerations applicable to those securities. Any prospectus supplement may also add, update, or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under “Where You Can Find More Information.”

(i)

THE COMPANY

          We are an independent energy company engaged in the acquisition, development, production and exploration of natural gas and oil properties located in North America. Our properties are concentrated in the South Texas, Anadarko, Permian Basin, East Texas, Arkoma, and Gulf Coast regions. At December 31, 2004, we had estimated total net proved reserves of approximately 219 Bcfe, consisting of 9.7 million barrels of oil and 160.9 Bcf of natural gas. Proved reserves are approximately 73% were natural gas on an equivalent basis and approximately 78% were classified as proved developed. Year-end prices used to determine proved reserves were $40.25 per barrel of oil and $6.18 per Mmbtu of gas.

          We have increased our proved reserves and production principally through acquisitions. We focus on properties within our core operating areas that have a significant proved reserve component and which management believes have additional development and exploration opportunities.

          Petrohawk is a Delaware corporation originally organized in Nevada in June 1997 as “Beta Oil & Gas, Inc.” Our principal offices are located at 1100 Louisiana Street, Suite 4400, Houston, Texas 77002, telephone number (832) 204-2700, fax number (832) 204-2800, and our website can be found at www.petrohawk.com. Unless specifically incorporated by reference in this prospectus, information that you may find on our website is not part of this prospectus.

Recent Developments

          We have recently engaged in several transactions:

Pending Merger with Mission Resources Corporation

          On April 4, 2005, we announced the execution of an Agreement and Plan of Merger, dated as of April 3, 2005 (the “Merger Agreement”) pursuant to which the we have agreed to purchase all of the issued and outstanding shares of common stock of Mission Resources Corporation, a Delaware corporation.

          Mission is an independent oil and gas exploration and production company headquartered in Houston, Texas. Mission drills for, acquires, develops and produces natural gas and crude oil primarily, in the Permian Basin (in West Texas and Southeast New Mexico), along the Texas and Louisiana Gulf Coast and in both the state and federal waters of the Gulf of Mexico. At December 31, 2004, Mission’s estimated net proved reserves, using constant prices that were in effect at such date, were 93 Bcf of natural gas, 43 Bcfe of natural gas liquids, and 15 MMBbl of oil, for total reserves of approximately 226 Bcfe. Approximately 60% of Mission’s estimated net proved reserves were natural gas or natural gas liquids, and approximately 78% were classified as proved developed at December 31, 2004.

          Total consideration for the shares of Mission common stock will be comprised of approximately 60% of Petrohawk common stock and 40% cash, and is fixed at approximately $135 million in cash and approximately 19.2 million shares of our common stock, not including outstanding options to purchase Mission common stock. Outstanding options to purchase Mission common stock will be converted into options to purchase our common stock pursuant to the terms of the Merger Agreement. Mission stockholders will have the right to elect cash, shares of our common stock, or a combination of cash and our common stock, subject to a proration if either the cash or common stock portion is oversubscribed. While the per share consideration is initially fixed in the Merger Agreement at $8.15 in cash or 0.7718 shares of our common stock, the per share consideration is subject to adjustment upwards or downwards so that each share of Mission common stock receives consideration representing equal value. This adjustment will reflect 46.3% of the difference between $10.56 and the price of our common stock during a specified period prior to closing. Based on the closing price of $11.53 per share of our common stock on April 1, 2005, the adjusted per share consideration would be valued at $8.60 or 0.7458 shares of our common stock. In addition, we will assume Mission’s $170 million of long-term debt.

          Consummation of the transactions contemplated by the Merger Agreement is conditioned upon, among other things, (1) approval by the stockholders of Mission and Petrohawk, (2) the receipt of all required regulatory approvals, (3) absence of any order or injunction prohibiting the consummation of the merger, (4) subject to certain exceptions, the accuracy of representations and warranties with respect to Mission’s or Petrohawk’s business, as applicable, (5) receipt of customary tax opinions, and (6) the effectiveness of a registration statement relating to the shares of our common stock to be issued in the merger. The Merger Agreement contains certain termination rights and provides that, upon the termination of the Merger Agreement under specified circumstances, Mission will be required to pay us a termination fee of $12.5 million.

Proton Oil & Gas Corporation Acquisition

          On February 25, 2005, Petrohawk completed the purchase of Proton Oil & Gas Corporation for approximately $53 million. This transaction included estimated proved reserves of approximately 28 Bcfe, approximately 46% of which are natural gas, and 47% of which are classified as proved developed. Current estimated production from these properties is approximately 5.0 Mmcfe per day. Proton’s properties are located in South Louisiana and South Texas.

Sale of Royalty Interest Properties

          On February 25, 2005, Petrohawk completed the disposition of certain royalty interest properties previously acquired from Wynn-Crosby Energy, Inc. (described below) for approximately $80 million in cash. Petrohawk sold estimated proved reserves of approximately 26 Bcfe with current estimated production of approximately 5.0 Mmcfe per day.

Wynn-Crosby Acquisition

          On November 23, 2004, we acquired Wynn-Crosby Energy, Inc. and eight of the limited partnerships it managed for a purchase price of approximately $425 million. Estimated proved reserves at July 1, 2004, the effective date of the transaction, were approximately 200 Bcfe with estimated production of approximately 46 Mmcfe per day. At December 31, 2004, estimated proved reserves were approximately 190 Bcfe, 74% of which were natural gas and approximately 76% were classified as proved developed. The acquired properties are primarily located in the South Texas, East Texas, Anadarko, Arkoma, and Permian Basin regions and include approximately 75,000 net undeveloped acres in the Arkoma Basin region, as well as significant exploration opportunities in South Louisiana, South Texas, and the Anadarko Basin.

PHAWK, LLC Transaction

          On August 11, 2004, we acquired from PHAWK certain oil and gas properties in the Breton Sound area, Plaquemines Parish, Louisiana, and in the West Broussard field in Lafayette Parish, Louisiana having approximately 2.9 Bcfe of estimated proved reserves for $8.5 million.

Recapitalization by PHAWK, LLC

          On May 25, 2004, PHAWK, LLC (formerly known as Petrohawk Energy, LLC), which is owned by affiliates of EnCap Investments, L.P., Liberty Energy Holdings LLC, Floyd C. Wilson and other members of our management, recapitalized us with $60 million in cash. The $60 million investment was structured as the purchase by PHAWK of 7.576 million shares of our common stock for $25 million, a $35 million five year 8% subordinated note convertible into approximately 8.75 million shares of our common stock, and warrants to purchase 5 million shares of our common stock at a price of $3.30 per share.

RISK FACTORS

          In addition to the other information set forth elsewhere or incorporated by reference in this prospectus, the following factors relating to our company and our common stock should be considered carefully before making an investment decision.

Risk Factors Relating to Our Business

          Oil and natural gas prices are volatile, and low prices could have a material adverse impact on our business.

          Our revenues, profitability and future growth and the carrying value of our properties depend substantially on prevailing oil and natural gas prices. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow and raise additional capital. The amount we will be able to borrow under our revolving credit facility will be subject to periodic redetermination based in part on changing expectations of future prices. Lower prices may also reduce the amount of oil and natural gas that we can economically produce and have an adverse effect on the value of our properties.

          Prices for oil and natural gas have increased significantly over the past twelve months. Historically, the markets for oil and natural gas have been volatile, and they are likely to continue to be volatile in the future. Among the factors that can cause volatility are:

•	the domestic and foreign supply of oil and natural gas;

•	the ability of members of the Organization of Petroleum Exporting Countries and other producing countries to agree upon and maintain oil prices and production levels;

•	political instability, armed conflict or terrorist attacks, whether or not in oil or natural gas producing regions;

•	the level of consumer product demand;

•	the growth of consumer product demand in emerging markets, such as China;

•	labor unrest in oil and natural gas producing regions;

•	weather conditions;

•	the price and availability of alternative fuels;

•	the price of foreign imports;

•	worldwide economic conditions; and

•	the availability of liquid natural gas imports.

          These external factors and the volatile nature of the energy markets make it difficult to estimate future prices of oil and natural gas.

          We may not be able to replace production with new reserves through our drilling or acquisition activities.

          In general, the volume of production from oil and natural gas properties declines as reserves are depleted. Our reserves will decline as they are produced unless we acquire properties with proved reserves or conduct successful development and exploration activities. Our future oil and natural gas production is highly dependent upon our level of success in finding or acquiring additional reserves. However, we cannot assure you that our future acquisition, development and exploration activities will result in any specific amount of additional proved reserves or that we will be able to drill productive wells at acceptable costs.

          The successful acquisition of producing properties requires an assessment of a number of factors. These factors include recoverable reserves, future oil and natural gas prices, operating costs and potential environmental and other liabilities, title issues and other factors. Such assessments are inexact and their accuracy is inherently uncertain. In connection with such assessments, we perform a review of the subject properties that we believe is thorough. However, there is no assurance that such a review will reveal all existing or potential problems or allow us to fully assess the deficiencies and capabilities of such properties. We cannot assure you that we will be able to acquire properties at acceptable prices because the competition for producing oil and natural gas properties is particularly intense at this time and many of our competitors have financial and other resources which are substantially greater than those available to us.

          Our level of indebtedness may adversely affect our cash available for operations, thus limiting our growth, our ability to make interest and principal payments on our indebtedness as they become due and our flexibility to respond to market changes.

          We intend to finance our development, acquisition and exploration activities with cash flow from operations, bank borrowings and other financing activities. In addition, we may significantly alter our capitalization in order to make future acquisitions or develop our properties. These changes in capitalization may significantly increase our level of debt. If we incur additional debt for these or other purposes, the related risks that we now face could intensify. A higher level of debt also increases the risk that we may default on our debt obligations. Our ability to meet our debt obligations and to reduce our level of debt depends on our future performance which is affected by general economic conditions and financial, business and other factors. Many of these factors are beyond our control. Our level of debt affects our operations in several important ways, including the following:

•	a portion of our cash flow from operations is used to pay interest on borrowings;

•	the covenants contained in the agreements governing our debt limit our ability to borrow additional funds, pay dividends, dispose of assets or issue shares of preferred stock and otherwise may affect our flexibility in planning for, and reacting to, changes in business conditions;

•	a high level of debt may impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes;

•	a leveraged financial position would make us more vulnerable to economic downturns and could limit our ability to withstand competitive pressures; and

•	any debt that we incur may be at variable rates which makes us vulnerable to increases in interest rates.

          Our ability to finance our business activities will require us to generate substantial cash flow.

          Our business activities require substantial capital. We intend to finance our capital expenditures in the future through cash flow from operations, the incurrence of additional indebtedness and/or the issuance of additional equity securities. We cannot be sure that our business will continue to generate cash flow at or above current levels. Future cash flows and the availability of financing will be subject to a number of variables, such as:

•	the level of production from existing wells;

•	prices of oil and natural gas;

•	our results in locating and producing new reserves;

•	the success and timing of development of proved undeveloped reserves; and

•	general economic, financial, competitive, legislative, regulatory and other factors beyond our control.

          If we are unable to generate sufficient cash flow from operations to service our debt, we may have to obtain additional financing through the issuance of debt and/or equity. We cannot be sure that any additional financing will be available to us on acceptable terms. Issuing equity securities to satisfy our financing requirements could cause substantial dilution to our existing stockholders. The level of our debt financing could also materially affect our operations.

          If our revenues were to decrease due to lower oil and natural gas prices, decreased production or other reasons, and if we could not obtain capital through our revolving credit facility or otherwise, our ability to execute our development and acquisition plans, replace our reserves or maintain production levels could be greatly limited.

          Drilling wells is speculative, often involves significant costs and may not result in additions to our production or reserves.

          Developing and exploring for oil and natural gas reserves involves a high degree of operating and financial risk. The actual costs of drilling, completing and operating wells often exceed our budget for such costs and can increase significantly when drilling costs rise due to a tightening in the supply of various types of oilfield equipment and related services. Drilling may be unsuccessful for many reasons, including title problems, weather, cost overruns, equipment shortages, mechanical difficulties, and faulty assumptions about geological features. Moreover, the drilling of a productive oil or natural gas well does not ensure a profitable investment. Exploratory wells bear a much greater risk of loss than development wells. A variety of factors, including geological and market-related, can cause a well to become uneconomical or only marginally economic. In addition to their cost, unsuccessful wells can hurt our efforts to replace reserves.

          Estimates of oil and natural gas reserves are uncertain and any material inaccuracies in these reserve estimates will materially affect the quantities and the value of our reserves.

          This prospectus and the information incorporated by reference contains estimates of our proved oil and natural gas reserves and the estimated future net revenues from such reserves. These estimates are based upon various assumptions, including assumptions required by the SEC relating to oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating oil and natural gas reserves is complex. This process requires significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir.

          Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves will vary from those estimated. Any significant variance could materially affect the estimated quantities and the value of our reserves. Our properties may also be susceptible to hydrocarbon drainage from production by other operators on adjacent properties. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing oil and natural gas prices and other factors, many of which are beyond our control.

          At December 31, 2004, approximately 22% of our estimated proved reserves were undeveloped. Estimates of undeveloped reserves are less certain than estimates of developed reserves. Recovery of undeveloped reserves requires significant capital expenditures and successful drilling operations. The reserve data assumes that we will make significant capital expenditures to develop our reserves. Although we have prepared estimates of these oil and natural gas reserves and the costs associated with development of these reserves in accordance with SEC regulations, we cannot assure you that the estimated costs or estimated reserves are accurate, that development will occur as scheduled or that the actual results will be as estimated.

          In addition, you should not construe our estimate of discounted future net revenues as the current market value of the estimated oil and natural gas reserves attributable to our properties. We have based the estimated discounted future net cash flows from proved reserves on prices and costs as of the date of the estimate, in accordance with applicable SEC regulations, whereas actual future prices and costs may be materially higher or lower. Many factors will affect actual future net cash flow, including:

•	prices of oil and natural gas;

•	the amount and timing of actual production;

•	the cost, timing and success in developing proved undeveloped reserves;

•	supply and demand for oil and natural gas;

•	curtailments or increases in consumption by oil and natural gas purchasers; and

•	changes in governmental regulations or taxation.

          The timing of the production of oil and natural gas properties and of the related expenses affect the timing of actual future net cash flow from proved reserves and, thus, their actual value. In addition, the 10% discount factor, which is used to calculate discounted future net revenues for reporting purposes, is not necessarily the most appropriate discount factor given actual interest rates and risks to which our business or the oil and natural gas industry in general are subject.

          We depend on the skill, ability and decisions of third party operators to a significant extent.

          The success of the drilling, development and production of the oil and natural gas properties in which we have or expect to have a non-operating working interest is substantially dependent upon the decisions of such third-party operators and their diligence to comply with various laws, rules and regulations affecting such properties. The failure of any third-party operator to

•	make decisions,

•	perform their services,

•	discharge their obligations,

•	deal with regulatory agencies, and

•	comply with laws, rules and regulations, including environmental laws and regulations in a proper manner with respect to properties in which we have an interest could result in material adverse consequences to our interest in such properties, including substantial penalties and compliance costs. Such adverse consequences could result in substantial liabilities to us or reduce the value of our properties, which could negatively affect our results of operations.

          Our business is highly competitive.

          The oil and natural gas industry is highly competitive in many respects, including identification of attractive oil and natural gas properties for acquisition, drilling and development, securing financing for such activities and obtaining the necessary equipment and personnel to conduct such operations and activities. In seeking suitable opportunities, we compete with a number of other companies, including large oil and natural gas companies and other independent operators with greater financial resources, larger numbers of personnel and facilities, and, in some cases, with more expertise. There can be no assurance that we will be able to compete effectively with these entities.

          Hedging transactions may limit our potential gains.

          In order to manage our exposure to price risks in the marketing of our oil and natural gas production, from time to time we enter into oil and natural gas price hedging arrangements with respect to a portion of our expected production. While intended to reduce the effects of volatile oil and natural gas prices, such transactions may limit our potential gains and increase our potential losses if oil and natural gas prices were to rise substantially over the price established by the hedge. In addition, such transactions may expose us to the risk of loss in certain circumstances, including instances in which:

•	our production is less than expected;

•	there is a widening of price differentials between delivery points for our production and the delivery point assumed in the hedge arrangement; or

•	the counterparties to our hedging agreements fail to perform under the contracts.

          Our oil and natural gas activities are subject to various risks which are beyond our control.

          Our operations are subject to many risks and hazards incident to exploring and drilling for, producing, transporting, marketing and selling oil and natural gas. Although we may take precautionary measures, many of these risks and hazards are beyond our control and unavoidable under the circumstances. Many of these risks or hazards could materially and adversely affect our revenues and expenses, the ability of certain of our wells to produce oil and natural gas in commercial quantities, the rate of production and the economics of the development of, and our investment in the prospects in which we have or will acquire an interest. Any of these risks and hazards could materially and adversely affect our financial condition, results of operations and cash flows. Such risks and hazards include:

•	human error, accidents, labor force and other factors beyond our control that may cause personal injuries or death to persons and destruction or damage to equipment and facilities;

•	blowouts, fires, hurricanes, pollution and equipment failures that may result in damage to or destruction of wells, producing formations, production facilities and equipment;

•	unavailability of materials and equipment;

•	engineering and construction delays;

•	unanticipated transportation costs and delays;

•	unfavorable weather conditions;

•	hazards resulting from unusual or unexpected geological or environmental conditions;

•	environmental regulations and requirements;

•	accidental leakage of toxic or hazardous materials, such as petroleum liquids or drilling fluids, into the environment;

•	changes in laws and regulations, including laws and regulations applicable to oil and gas activities or markets for the oil and natural gas produced;

•	fluctuations in supply and demand for oil and gas causing variations of the prices we receive for our oil and natural gas production; and

•	the internal and political decisions of OPEC and oil and natural gas producing nations and their impact upon oil and gas prices.

          As a result of these risks, expenditures, quantities and rates of production, revenues and cash operating costs may be materially adversely affected and may differ materially from those anticipated by us.

          Governmental and environmental regulations could adversely affect our business.

          Our business is subject to federal, state and local laws and regulations on taxation, the exploration for and development, production and marketing of oil and natural gas and safety matters. Many laws and regulations require drilling permits and govern the spacing of wells, rates of production, prevention of waste, unitization and pooling of properties and other matters. These laws and regulations have increased the costs of planning, designing, drilling, installing, operating and abandoning our oil and natural gas wells and other facilities. In addition, these laws and regulations, and any others that are passed by the jurisdictions where we have production, could limit the total number of wells drilled or the allowable production from successful wells, which could limit our revenues.

          Our operations are also subject to complex environmental laws and regulations adopted by the various jurisdictions in which we have or expect to have oil and natural gas operations. We could incur liability to governments or third parties for any unlawful discharge of oil, natural gas or other pollutants into the air, soil or water, including responsibility for remedial costs. We could potentially discharge these materials into the environment in any of the following ways:

•	from a well or drilling equipment at a drill site;

•	from gathering systems, pipelines, transportation facilities and storage tanks;

•	damage to oil and natural gas wells resulting from accidents during normal operations; and

•	blowouts, hurricanes, cratering and explosions.

          Because the requirements imposed by laws and regulations are frequently changed, we cannot assure you that laws and regulations enacted in the future, including changes to existing laws and regulations, will not adversely affect our business. In addition, because we acquire interests in properties that have been operated in the past by others, we may be liable for environmental damage caused by the former operators.

          We cannot be certain that the insurance coverage maintained by us will be adequate to cover all losses which may be sustained in connection with all oil and gas activities.

          We maintain general and excess liability policies, which we consider to be reasonable and consistent with industry standards. These policies generally cover:

•	personal injury;

•	bodily injury;

•	third party property damage;

•	medical expenses;

•	legal defense costs;

•	pollution in some cases;

•	well blowouts in some cases; and

•	workers compensation.

          There can be no assurance that this insurance coverage will be sufficient to cover every claim made against us in the future. A loss in connection with our oil and natural gas properties could have a materially adverse effect on our financial position and results of operation to the extent that the insurance coverage provided under our policies cover only a portion of any such loss.

          Title to the properties in which we have an interest may be impaired by title defects.

          We generally obtain title opinions on significant properties that we drill or acquire. However, there is no assurance that we will not suffer a monetary loss from title defects or failure. Generally, under the terms of the operating agreements affecting our properties, any monetary loss is to be borne by all parties to any such agreement in proportion to their interests in such property. If there are any title defects or defects in assignment of leasehold rights in properties in which we hold an interest, we will suffer a financial loss.

USE OF PROCEEDS

          Unless we specify otherwise in the applicable prospectus supplement, the net proceeds we receive from the sale of the securities offered by this prospectus and any prospectus supplement will be used for general corporate purposes. General corporate purposes may include any of the following:

•	repaying debt;

•	providing working capital;

•	funding capital expenditures;

•	paying for possible acquisitions or the expansion of our business; or

•	repurchasing our capital stock.

          We may temporarily invest the net proceeds we receive from any offering of securities or use the net proceeds to repay short-term debt until we can use them for their stated purposes.

RATIO OF EARNINGS TO FIXED CHARGES

          The following table contains our ratio of earnings to fixed charges for the periods indicated. You should read these ratios in connection with our consolidated financial statements, including the notes to those statements, incorporated by reference into this prospectus.

	Year Ended December 31,
	2000	2001		2002		2003	2004

Ratio of earnings to fixed charges	4.95	X	(1)	X	(2)	2.88	3.83

Ratio of earnings to combined fixed charges and preferred dividends	4.95	X	(3)	X	(4)	1.54	3.31

X(1)	Due to the Company’s loss in 2001, the ratio coverage was less than 1:1. The Company must generate additional earnings of $12,551 to achieve a coverage ratio of 1:1.

X(2)	Due to the Company’s loss in 2002, the ratio coverage was less than 1:1. The Company must generate additional earnings of $6,882 to achieve a coverage ratio of 1:1.

X(3)	Due to the Company’s loss in 2001, the ratio coverage was less than 1:1. The Company must generate additional earnings of $12,873 to achieve a coverage ratio of 1:1.

X(4)	Due to the Company’s loss in 2002, the ratio coverage was less than 1:1. The Company must generate additional earnings of $7,329 to achieve a coverage ratio of 1:1.

DESCRIPTION OF DEBT SECURITIES

          The following description of debt securities sets forth certain general terms and provisions of the debt securities to which this prospectus and any prospectus supplement may relate. The particular terms of any series of debt securities and the extent to which the general provisions may apply to a particular series of debt securities will be described in a prospectus supplement relating to that series. The debt securities will be issued under one or more separate indentures between us and a trustee to be named in the prospectus supplement. Senior debt securities will be issued under a senior indenture and subordinated debt securities will be issued under a subordinated indenture. Together the senior indenture and the subordinated indenture are called indentures.

          Because we have included only a summary of the indenture terms, you must read the indentures in full to understand every detail of the terms of the debt securities. The summary is not complete. The forms of the indentures have been filed as exhibits to the registration statement to which this prospectus relates and you should read the indentures for provisions that may be important to you.

General

          Unless otherwise indicated in the applicable prospectus supplement, the debt securities will be our direct, unsecured obligations. The senior debt securities will rank equally with all of our other senior and unsubordinated debt. The subordinated debt securities will have a junior position to certain of our debt, as described in the subordinated securities themselves or under the supplemental indenture under which they are issued.

          We conduct a substantial part of our operations through our subsidiaries. To the extent of such operations, holders of debt securities will have a position junior to the prior claims of creditors of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities and guarantee holders, and any preferred stockholders, except to the extent that we may ourself be a creditor with recognized and unsubordinated claims against any subsidiary. Our ability to pay principal of and premium, if any, and interest on any debt securities is, to a large extent, dependent upon the payment to us of dividends, interest or other charges by our subsidiaries.

          If specified in the prospectus supplement, the debt securities will be general obligations of our subsidiaries that execute subsidiary guarantees. Unless otherwise specified in the prospectus supplement, such subsidiary guarantees will be unsecured obligations. See “– Subsidiary Guarantees.”

          A prospectus supplement and a supplemental indenture relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	The title and type of the debt securities;

•	Any limit upon the total principal amount of the debt securities;

•	The dates on which the principal and premium (if any) of the debt securities will be payable;

•	The interest rate or rates, or the method of determination thereof, that the debt securities will bear and the interest payment dates for the debt securities;

•	Places where payments of the principal, premium, if any, and interest may be made on the debt securities;

•	Any optional redemption periods;

•	Any subordination and the terms thereof;

•	Any sinking fund, amortization or other provisions that would obligate us to redeem, repurchase or repay some or all of the debt securities;

•	If other than US dollars, the currency or currencies, or the form of other securities or property in which principal of (and premium, if any) and/or interest on the debt securities will or may be payable;

•	Any index or other method used to determine the amount of payment of principal of (and premium, if any) and/or interest on the debt securities;

•	Whether any portion of the principal amount of such debt securities is payable upon declaration of the acceleration of the maturity thereof;

•	Any additional means of satisfaction or discharge of the debt securities;

•	Whether our subsidiaries will provide guarantees of the debt securities, and the terms of any subordination of such guarantee;

•	Any deletions, modifications, or additions to the events of default or covenants pertaining to the debt securities or made for the benefit of the holders thereof;

•	Whether the debt securities will be convertible or exchangeable and, if so, the provisions regarding convertibility or exchangeability of the debt securities;

•	Whether the debt securities will be subject to certain optional interest rate reset provisions;

•	Whether the debt securities will be issued as a global debt security and, in that case, the identity of the depository for the debt securities; and

•	Any other terms of the debt securities.

          Neither of the indentures limits the amount of debt securities that may be issued. Each indenture allows debt securities to be issued up to the principal amount that may be authorized by us and may be in any currency or currency unit designated by us.

          Debt securities of a series may be issued in registered, bearer, coupon or global form.

          The prospectus supplement for each series of debt securities will state whether the debt securities will be issued in registered form and whether the debt securities will be in denominations other than $1,000 each or multiples thereof.

Original Issue Discount

          One or more series of debt securities offered by this prospectus may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates. The federal income tax consequences and special considerations applicable to any series of debt securities generally will be described in the applicable prospectus supplement.

Subsidiary Guarantees

          Our payment obligations under any series of the debt securities may be jointly and severally guaranteed by one or more of our subsidiaries. If a series of debt securities is so guaranteed by any of our subsidiaries, such subsidiaries will execute a supplemental indenture or notation of guarantee as further evidence of their guarantee. The applicable prospectus supplement will describe the terms of any guarantee by our subsidiaries.

          The obligations of each subsidiary under its subsidiary guarantee may be limited to the maximum amount that will not result in such guarantee obligations constituting a fraudulent conveyance or fraudulent transfer under federal or state law, after giving effect to all other contingent and fixed liabilities of that subsidiary and any collections from or payments made by or on behalf of any other subsidiary guarantor in respect to its obligations under its subsidiary guarantee.

          Each indenture may restrict consolidations or mergers with or into a subsidiary guarantor or provide for the release of a subsidiary from a subsidiary guarantee, as set forth in a related prospectus supplement, the applicable indenture, and any applicable related supplemental indenture.

          If a series of debt securities is guaranteed by our subsidiaries and is designated as subordinate to our senior debt, then the guarantee by those subsidiaries will be subordinated to their senior debt and will be subordinated to any guarantees by those subsidiaries of our senior debt. See “– Subordination.”

Subordination

          Under the subordinated indenture, payment of the principal, interest and any premium on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of any debt specified in the applicable prospectus supplement and supplemental indenture.

Consolidation, Merger or Sale

          The indentures generally permit a consolidation or merger between us and another entity. They also permit the sale by us of all or substantially all of our property and assets. If this happens, the remaining or acquiring entity shall assume all of our responsibilities and liabilities under the indentures, including the payment of all amounts due on the debt securities and performance of the covenants in the indentures. However, we will consolidate or merge with or into any other corporation or sell all or substantially all of our assets only according to the terms and conditions of the indentures. The remaining or acquiring entity will be substituted for us in the indentures with the same effect as if it had been an original party to the indentures. Thereafter, the successor entity may exercise our rights and powers under any indenture, in our name or in its own name. Any act or proceeding required or permitted to be done by our board of directors or any of our officers may be done by the board or officers of the successor entity. If we sell all or substantially all of our assets, upon compliance with these provisions, we shall be released from all our liabilities and obligations under any indenture and under the debt securities.

Modification of Indentures

          Under each indenture our rights and obligations and the rights of the holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent.

Events of Default

          Each of the indentures defines an event of default with respect to debt securities of any series as any of the following events:

•	failure to pay interest on any debt security for 30 days after it is due;

•	failure to pay the principal of or premium, if any, on any debt security when due;

•	failure to deposit any sinking fund payment for 30 days after it is due;

•	failure to perform any other covenant in the indenture that continues for 60 days after being given written notice;

•	certain events in bankruptcy, insolvency or reorganization; or

•	any other event of default included in any indenture or supplemental indenture.

          An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under an indenture. The trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal or interest) if it considers such withholding of notice to be in the best interests of the holders.

          If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of the series may declare the entire principal of all the debt securities of that series to be due and payable immediately. If an event of default occurs and is continuing with respect to all series of debt securities as a result of a failure to perform a covenant applicable to all securities or because of bankruptcy, insolvency or reorganization, the trustee or the holders of at least 25% in aggregate principal amount of all of the debt securities may declare the entire principal of all the debt securities to be due and payable immediately. If either of these happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of that series (or of the debt securities of all series, as the case may be) can void the declaration. There is no automatic acceleration, even in the event of bankruptcy, insolvency or reorganization.

          Other than its duties in case of a default, a trustee is not obligated to exercise any of its rights or powers under any indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of debt securities.

Covenants

          Under the indentures, we will:

•	pay the principal of, and interest and any premium on, the debt securities when due;

•	maintain a place of payment;

•	deliver a report to the trustee at the end of each fiscal year reviewing our obligations under the indentures; and

•	deposit sufficient funds with any paying agent on or before the due date for any principal, interest or premium.

Equal and Ratable Securitization

          Neither we nor any restricted subsidiary may secure senior debt securities of any series unless the debt securities of every other series are also equally and ratably secured. The subordinated securities have no such restrictive covenant.

Payment and Transfer

          Principal, interest and any premium on fully registered securities will be paid at designated places. Payment will be made by check mailed to the persons in whose names the debt securities are registered on days specified in the indentures or any prospectus supplement. Debt securities payments in other forms will be paid at a place designated by us and specified in a prospectus supplement.

          Fully registered securities may be transferred or exchanged at the corporate trust office of the trustee or at any other office or agency maintained by us for such purposes without the payment of any service charge except for any tax or governmental charge.

Global Securities

          Certain series of the debt securities may be issued as permanent global debt securities to be deposited with a depositary with respect to that series. Unless otherwise indicated in the prospectus supplement, the following is a summary of the depository arrangements applicable to debt securities issued in permanent global form and for which The Depositary Trust Company (“DTC”) acts as depositary.

          Each global debt security will be deposited with, or on behalf of, DTC, as depositary, or its nominee and registered in the name of a nominee of DTC. Except under the limited circumstances described below, global debt securities are not exchangeable for definitive certificated debt securities.

          Ownership of beneficial interests in a global debt security is limited to institutions that have accounts with DTC or its nominee (“participants”) or persons that may hold interests through participants. In addition, ownership of beneficial interests by participants in a global debt security will be evidenced only by, and the transfer of that ownership interest will be effected only through, records maintained by DTC or its nominee for a global debt security. Ownership of beneficial interests in a global debt security by persons that hold through participants will be evidenced only by, and the transfer of that ownership interest within that participant will be effected only through, records maintained by that participant. DTC has no knowledge of the actual beneficial owners of the debt securities. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participants through which the beneficial owners entered the transaction. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global debt security.

          Payment of principal of, and interest on, debt securities represented by a global debt security registered in the name of or held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner and holder of the global debt security representing those debt securities. We have been advised by DTC that upon receipt of any payment of principal of, or interest on, a global debt security, DTC will immediately credit accounts of participants on its book-entry registration and transfer system with payments in amounts proportionate to their respective beneficial interests in the principal amount of that global debt security as shown in the records of DTC. Payments by participants to owners of beneficial interests in a global debt security held through those participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the sole responsibility of those participants, subject to any statutory or regulatory requirements that may be in effect from time to time.

          Neither we, any trustee nor any of our respective agents will be responsible for any aspect of the records of DTC, any nominee or any participant relating to, or payments made on account of, beneficial interests in a permanent global debt security or for maintaining, supervising or reviewing any of the records of DTC, any nominee or any participant relating to such beneficial interests.

          A global debt security is exchangeable for definitive debt securities registered in the name of, and a transfer of a global debt security may be registered to, any person other than DTC or its nominee, only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary for that global debt security or at any time DTC ceases to be registered under the Securities Exchange Act of 1934;

•	we determine in our discretion that the global debt security shall be exchangeable for definitive debt securities in registered form; or

•	there shall have occurred and be continuing an event of default or an event which, with notice or the lapse of time or both, would constitute an event of default under the debt securities.

          Any global debt security that is exchangeable pursuant to the preceding sentence will be exchangeable in whole for definitive debt securities in registered form, of like tenor and of an equal aggregate principal amount as the global debt security, in denominations specified in the applicable prospectus supplement (if other than $1,000 and integral multiples of $1,000). The definitive debt securities will be registered by the registrar in the name or names instructed by DTC. We expect that these instructions may be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in the global debt security.

          Except as provided above, owners of the beneficial interests in a global debt security will not be entitled to receive physical delivery of debt securities in definitive form and will not be considered the holders of debt securities for any purpose under the indentures. No global debt security shall be exchangeable except for another global debt security of like denomination and tenor to be registered in the name of DTC or its nominee. Accordingly, each person owning a beneficial interest in a global debt security must rely on the procedures of DTC and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the global debt security or the indentures.

          We understand that, under existing industry practices, in the event that we request any action of holders, or an owner of a beneficial interest in a global debt security desires to give or take any action that a holder is entitled to give or take under the debt securities or the indentures, DTC would authorize the participants holding the relevant beneficial interests to give or take that action, and those participants would authorize beneficial owners owning through those participants to give or take that action or would otherwise act upon the instructions of beneficial owners owning through them.

          DTC has advised us that DTC is a limited purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the Securities Exchange Act of 1934. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in those securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

Defeasance

          We will be discharged from our obligations on the debt securities of any series at any time if we deposit with the trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of the series. If this happens, the holders of the debt securities of the series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities and replacement of lost, stolen or mutilated debt securities.

          We must also obtain an opinion of counsel to the effect that as a result of the defeasance, holders of that series of debt securities will not recognize income, gain or loss for federal income tax purposes and will be subject to federal income tax on the same amount, in the same manner and at the same time as would have been the case if such defeasance had not occurred.

Meetings

          Each indenture contains provisions describing how meetings of the holders of debt securities of a series may be convened. A meeting may be called at any time by the trustee, and also, upon request, by us or the holders of at least 20% in principal amount of the outstanding debt securities of a series. A notice of the meeting must always be given in the manner described under “Notices” below. Generally speaking, except for any consent that must be given by all holders of a series as described under “Modification of Indentures” above, any resolution presented at a meeting of the holders of a series of debt securities may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding debt securities of that series, unless the indenture allows the action to be voted upon to be taken with the approval of the holders of a different specific percentage of principal amount of outstanding debt securities of a series. In that case, the holders of outstanding debt securities of at least the specified percentage must vote in favor of the action. Any resolution passed or decision taken at any meeting of holders of debt securities of any series in accordance with the applicable indenture will be binding on all holders of debt securities of that series and any related coupons, unless, as discussed in “Modification of Indentures” above, the action is only effective against holders that have approved it. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be holders holding or representing a majority in principal amount of the outstanding debt securities of a series.

Governing Law

          Each indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

Notices

          Notices to holders of debt securities will be given by mail to the addresses of such holders as they appear in the security register.

DESCRIPTION OF PETROHAWK CAPITAL STOCK

          Set forth below is a description of the material terms of our capital stock. However, this description is not complete and is qualified by reference to our certificate of incorporation (including our certificates of designation) and bylaws. Copies of our certificate of incorporation (including our certificates of designation) and bylaws are have been filed with the SEC and are incorporated by reference into this registration statement. Please read “Where You Can Find More Information.” You should also be aware that the summary below does not give full effect to the provisions of statutory or common law which may affect your rights as a stockholder.

Authorized Capital Stock

          Our authorized capital stock consists of 75 million shares of common stock, par value of $0.001 per share, and 5 million shares of preferred stock, par value $0.001 per share, 1.5 million shares of which have been designated 8% cumulative convertible preferred stock. As of April 30, 2005, we had approximately 40.1 million shares of common stock and 598,271 shares of 8% cumulative convertible preferred stock outstanding.

          Selected provisions of our organizational documents are summarized below, however, you should read the organizational documents, which are filed as exhibits to our periodic filings with the SEC and incorporate herein by reference, for other provisions that may be important to you. In addition, you should be aware that the summary below does not give full effect to the terms of the provisions of statutory or common law which may affect your rights as a stockholder.

Common Stock

          Voting rights. Each share of common stock is entitled to one vote in the election of directors and on all other matters submitted to a vote of stockholders. Stockholders do not have the right to cumulate their votes in the election of directors.

          Dividends, distributions and stock splits. Holders of common stock are entitled to receive dividends if, as and when such dividends are declared by the board of directors out of assets legally available therefore after payment of dividends required to be paid on shares of preferred stock, if any. Our existing credit facilities restrict our ability to pay cash dividends.

          Liquidation. In the event of any dissolution, liquidation, or winding up of our affairs, whether voluntary or involuntary, after payment of debts and other liabilities and making provision for any holders of its preferred stock who have a liquidation preference, our remaining assets will be distributed ratably among the holders of common stock.

          Fully paid. All shares of common stock outstanding are fully paid and nonassessable.

          Other rights. Holders of common stock have no redemption or conversion rights and no preemptive or other rights to subscribe for our securities.

Preferred Stock

          Our board of directors has the authority to issue up to 5 million shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rates, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of that series, which may be superior to those of the common stock, without further vote or action by the stockholders. One of the effects of undesignated preferred stock may be to enable our board of directors to render more difficult or to discourage an attempt to obtain control of Petrohawk by means of a tender offer, proxy contest, merger or otherwise, and as a result to protect the continuity of our management. The issuance of shares of the preferred stock by the board of directors as described above may adversely affect the rights of the holders of common stock. For example, preferred stock issued by Petrohawk may rank superior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock.

8% cumulative convertible preferred stock

          Our 8% cumulative convertible preferred stock entitles holders of such shares to the right to receive quarterly dividends of 8% per annum. The following discussion summarizes some, but not all, of the provisions of the certificate of designation governing the 8% cumulative convertible preferred stock. We urge you to read the certificate of designation, because it, and not this description, defines the rights of holders of the 8% cumulative convertible preferred stock. A copy of the certificate of designation governing the 8% cumulative convertible preferred stock is filed as Exhibit 3.1 to our Form 8-K filed with the SEC on July 3, 2001 and is incorporated by referenced in this prospectus.

          Ranking. The 8% cumulative convertible preferred stock ranks senior to the common stock and any other series of our stock with respect to dividend rights and rights upon liquidation, dissolution or winding up.

          Dividend Rights. Each holder of the 8% cumulative convertible preferred stock is entitled to receive cumulative dividends at an annual rate of 8% of the liquidation value per share of 8% cumulative convertible preferred stock, or $0.74 per year. The dividends are cumulative from the original issue date of the 8% cumulative convertible preferred stock, whether or not in any period we were legally permitted to pay such dividends or such dividends were declared. Dividends are payable quarterly, within 15 days of the end of the calendar quarters ending March 31, June 30, September 30 and December 31 of each year.

          We may not declare or pay any dividend or other distribution to holders of common stock, Series B preferred stock, or any other class or series of our stock, unless all accrued and unpaid dividends on the 8% cumulative convertible preferred stock have been paid or declared and set apart for payment.

          Liquidation Rights. Upon any liquidation, dissolution or winding up, no distribution will be made to any holders of common stock or any other series of our stock, unless the holders of our 8% cumulative convertible preferred stock have received an amount equal to $9.25 per share, plus any accrued but unpaid dividends and cumulated dividends, an amount we refer to as the liquidation preference. The following transactions will not be deemed to be a liquidation, dissolution or winding up for purposes of determining the rights of holders of the 8% cumulative convertible preferred stock (so long as the holders of 8% cumulative convertible preferred stock have essentially equivalent rights following any such transaction, as determined by our board of directors in the reasonable exercise of its discretion):

•	our consolidation or merger with or into any other corporation or corporations,

•	a sale of all or substantially all of our assets, or

•	a series of related transactions in which more than 50% of our voting power is disposed of.

          Any other reorganization, consolidation, merger or sale will be deemed to be a liquidation and entitle the holders of the 8% cumulative convertible preferred stock to a liquidation preference.

          Conversion. The 8% cumulative convertible preferred stock is convertible into common stock at the option of a holder at any time. In addition, the 8% cumulative convertible preferred stock automatically converts into common stock effective on the first trading day after the reported high selling price for our common stock is at least 150% of the initial liquidation price, or $13.875 per share, for any 10 trading days. The 8% cumulative convertible preferred stock is convertible at a rate of one-half share of common stock for each share of 8% cumulative convertible preferred stock converted. The conversion rate is subject to adjustment in certain circumstances, including stock splits or combinations of our common stock.

          The holder of any shares of 8% cumulative convertible preferred stock may exercise the conversion right by surrendering to us or the transfer agent the certificate or certificates for the shares to be converted, though in the case of an optional conversion, the holder must first give us notice that such holder elects to convert. We will deliver to such holder the certificate or certificates for the number of shares of our common stock to which the holder is entitled. In the case of an optional conversion, conversion will be deemed to have been effected immediately prior to the close of business on the day we receive notice of conversion; otherwise, conversion will be deemed to have occurred at the close of business on the day the automatic conversion occurs.

          No fractional shares of common stock will be issued upon conversion of shares of 8% cumulative convertible preferred stock. All shares, including fractional shares, of common stock issuable to a holder of 8% cumulative convertible preferred stock will be aggregated. If after such aggregation, the conversion would result in the issuance of a fractional share of our common stock, the fraction will be rounded up or down to the nearest whole number of shares.

          Upon any reorganization or reclassification of our capital stock or any consolidation or merger of us with or into another company or any sale of all or substantially all of our assets to another company, and if such transaction is not treated as a liquidation, dissolution or winding up, we or such successor entity, as the case may be, will make appropriate provision so that each share of 8% cumulative convertible preferred stock then outstanding will be convertible into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale, reclassification, change or conveyance by a holder of the number of shares of common stock into which such share of 8% cumulative convertible preferred stock might have been converted immediately before such transaction, subject to such adjustment which will be as nearly equivalent as may be practicable to the adjustments described above. These provisions will similarly apply to successive consolidations, mergers, conveyances or transfers.

          Redemption. We have the unilateral right to redeem all or any of the outstanding 8% cumulative convertible preferred stock from the date of issuance; however, we must pay a premium for any shares of 8% cumulative convertible preferred stock redeemed on or before June 2006. The holders of the 8% cumulative convertible preferred stock will be entitled to a liquidation preference equal to the stated value of the 8% cumulative convertible preferred stock plus any unpaid and accrued dividends through the date of any liquidation or dissolution. At December 31, 2004, the liquidation preference was approximately $5.5 million.

          We may purchase shares of 8% cumulative convertible preferred stock from the holders of such shares on such terms as may be agreeable among the holders and us, so long as we are not in default of our obligations to holders of 8% cumulative convertible preferred stock, and any such purchase does not adversely affect other holders of outstanding 8% cumulative convertible preferred stock.

          Consent Rights and Voting Rights. We must receive the approval of the holders of a majority of the 8% cumulative convertible preferred stock to undertake any of the following:

•	modify our certificate of incorporation or bylaws so as to amend or change any of the rights, preferences or privileges of, or applicable to, the 8% cumulative convertible preferred stock;

•	authorize or issue any other preferred equity security senior to any of the rights or preferences applicable to the 8% cumulative convertible preferred stock; or

•	purchase or otherwise acquire for value any of our common stock or other equity security while there exists any arrearages in the payment of dividends to the holders of the 8% cumulative convertible preferred stock.

          The holders of our 8% cumulative convertible preferred stock may vote with the holders of our common stock on all matters presented to the stockholders for a vote. Each holder of our 8% cumulative convertible preferred stock is entitled to a number of votes on any matter equal to the whole number of shares of our common stock into which one share of our 8% cumulative convertible preferred stock is convertible as of the record date for any vote by our stockholders.

Other Preferred Stock

          The following description discusses the general terms of the preferred stock that we may issue. The description of preferred stock set forth below and the description of the terms of a particular series of preferred stock set forth in the applicable prospectus supplement are not complete and are qualified in their entirety by reference to our certificate of incorporation and to the certificate of designation relating to that series of preferred stock. The certificate of designation for any series of preferred stock will be filed with the Securities and Exchange Commission promptly after the offering of that series of preferred stock.

          The particular terms of any series of preferred stock being offered by us under this shelf registration will be described in the prospectus supplement relating to that series of preferred stock. If so indicated in the prospectus supplement relating to a particular series of preferred stock, the terms of any such series of preferred stock may differ from the terms set forth below. The terms of the preferred stock may include:

•	the title of the series and the number of shares in the series;

•	the price at which the preferred stock will be offered;

•	the dividend rate or rates or method of calculating the rates, the dates on which the dividends will be payable, whether or not dividends will be cumulative or noncumulative and, if cumulative, the dates from which dividends on the preferred stock being offered will cumulate;

•	the voting rights, if any, of the holders of shares of the preferred stock being offered;

•	the provisions for a sinking fund, if any, and the provisions for redemption, if applicable, of the preferred stock being offered;

•	the liquidation preference per share;

•	the terms and conditions, if applicable, upon which the preferred stock being offered will be convertible into our common stock, including the conversion price, or the manner of calculating the conversion price, and the conversion period;

•	the terms and conditions, if applicable, upon which the preferred stock being offered will be exchangeable for debt securities, including the exchange price, or the manner of calculating the exchange price, and the exchange period;

•	any listing of the preferred stock being offered on any securities exchange;

•	whether interests in the shares of the series will be represented by depositary shares;

•	the relative ranking and preferences of the preferred stock being offered as to dividend rights and rights upon liquidation, dissolution or the winding up of our affairs;

•	any limitations on the issuance of any class or series of preferred stock ranking senior or equal to the series of preferred stock being offered as to dividend rights and rights upon liquidation, dissolution or the winding up of our affairs; and

•	any additional rights, preferences, qualifications, limitations and restrictions of the series.

          Upon issuance, the shares of preferred stock will be fully paid and nonassessable, which means that its holders will have paid their purchase price in full and we may not require them to pay additional funds. Holders of preferred stock will not have any preemptive rights.

          The transfer agent and registrar for the preferred stock will be identified in the applicable prospectus supplement.

Warrants

          We may issue warrants to purchase debt or equity securities. We may issue warrants independently or together with any offered securities. The warrants may be attached to or separate from those offered securities. We may issue the warrants under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, all as described in the applicable prospectus supplement.

          The prospectus supplement relating to any warrants that we may offer will contain the specific terms of the warrants. These terms may include the following:

•	the title of the warrants;

•	the designation, amount and terms of the securities for which the warrants are exercisable;

•	the designation and terms of the other securities, if any, with which the warrants are to be issued and the number of warrants issued with each other security;

•	the price or prices at which the warrants will issued;

•	the aggregate number of warrants;

•	any provisions for adjustment of the number of amount of securities receivable upon exercise of the warrants or the exercise price of the warrants;

•	the price or prices at which the securities purchasable upon exercise of the warrants may be purchased;

•	if applicable, the date on and after which the warrants and the securities purchasable upon exercise of the warrants will be separately transferable;

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants;

•	the date on which the right to exercise the warrants will commence, and the date on which the right will expire;

•	the maximum or minimum number of warrants that may be exercised at any time; and

•	information with respect to book-entry procedures, if any.

          Further terms of the warrants and the applicable warrant agreement will be set forth in the applicable prospectus supplement.

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

          Our certificate of incorporation, bylaws and the DGCL contain certain provisions that could discourage potential takeover attempts and make it more difficult for stockholders to change management or receive a premium for their shares.

          Delaware law. We are subject to Section 203 of the DGCL, an anti-takeover law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a business combination with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder. A “business combination” includes a merger, sale of 10% or more of our assets and certain other transactions resulting in a financial benefit to the stockholder. For purposes of Section 203, an “interested stockholder” is defined to include any person that is:

•	the owner of 15% or more of the outstanding voting stock of the corporation;

•	an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock outstanding of the corporation, at any time within three years immediately prior to the relevant date; and

•	an affiliate or associate of the persons described in the foregoing bullet points.

However, the above provisions of Section 203 do not apply if:

•	the board of directors approves the transaction that made the stockholder an interested stockholder prior to the date of that transaction;

•	after completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by our officers and directors; or

•	on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

          Stockholders may, by adopting an amendment to the corporation’s certificate of incorporation or bylaws, elect for the corporation not to be governed by Section 203, effective 12 months after adoption. Neither our certificate of incorporation nor our bylaws exempt us from the restrictions imposed under Section 203. It is anticipated that the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board.

          Charter and bylaw provisions. Delaware law permits any Delaware corporation to classify its board of directors into as many as three (3) classes as equally as possible with staggered terms of office. After initial implementation of a classified board, one class will be elected at each annual meeting of the stockholders to serve for a term of one, two or three years (depending upon the number of classes into which directors are classified) or until their successors are elected and take office. Our certificate of incorporation and bylaws provide for a classified board of directors by dividing the board into three (3) classes, with no class having more than one director more than any other class. The stockholders of a Delaware corporation with a classified board of directors may remove a director only “for cause” unless the company’s certificate of incorporation provides otherwise. Our bylaws restrict the removal of a director except “for cause.”

Transfer Agent and Registrar

          The transfer agent and registrar for our common and preferred stock is American Stock Transfer and Trust Company, Inc. Its phone number is (800) 937-5449.

PLAN OF DISTRIBUTION

          Any of the securities being offered hereby may be sold in any one or more of the following ways from time to time:

•	through agents;

•	to or through underwriters;

•	through dealers; or

•	directly by us.

          The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

          Offers to purchase securities may be solicited by agents designated by us from time to time. Any such agent involved in the offer or sale of the securities in respect of which this prospectus is delivered will be named, and any commissions payable by us to such agent will be set forth, in the applicable prospectus supplement. Unless otherwise indicated in such prospectus supplement, any such agent will be acting on a reasonable best efforts basis for the period of its appointment. Any such agent may be deemed to be an underwriter, as that term is defined in the Securities Act, of the securities so offered and sold. We may periodically engage agents or underwriters in connection with at-the-market offerings or negotiated transactions involving our common stock.

          If securities are sold by means of an underwritten offering, we will execute an underwriting agreement with an underwriter or underwriters at the time an agreement for such sale is reached, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, the respective amounts underwritten and the terms of the transaction, including commissions, discounts and any other compensation of the underwriters and dealers, if any, will be set forth in the applicable prospectus supplement which will be used by the underwriters to make resales of the securities in respect of which this prospectus is being delivered to the public. If underwriters are utilized in the sale of any securities in respect of which this prospectus is being delivered, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined by the underwriters at the time of sale. Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more underwriters. If any underwriter or underwriters are utilized in the sale of securities, unless otherwise indicated in the applicable prospectus supplement, the underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters with respect to a sale of such securities will be obligated to purchase all such securities if any are purchased.

          We may grant to the underwriters options to purchase additional securities, to cover over-allotments, if any, at the price at which securities are first offered to the public (with additional underwriting commissions or discounts), as may be set forth in the prospectus supplement relating thereto. If we grant any over-allotment option, the terms of such over-allotment option will be set forth in the prospectus supplement for such securities.

          If a dealer is utilized in the sale of the securities in respect of which this prospectus is delivered, we will sell such securities to the dealer as principal. The dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. Any such dealer may be deemed to be an underwriter, as such term is defined in the Securities Act, of the securities so offered and sold. The name of the dealer and their terms of the transaction will be set forth in the prospectus supplement relating thereto.

          Offers to purchase securities may be solicited directly by us and the sale thereof may be made by us directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the prospectus supplement relating thereto.

          If so indicated in the applicable prospectus supplement, we may authorize agents and underwriters to solicit offers by certain institutions to purchase securities from us at the public offering price set forth in the applicable prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in the applicable prospectus supplement. Such delayed delivery contracts will be subject to only those conditions set forth in the applicable prospectus supplement. A commission indicated in the applicable prospectus supplement will be paid to underwriters and agents soliciting purchases of securities pursuant to delayed delivery contracts accepted by us.

          Agents, underwriters and dealers may be entitled under relevant agreements with us to indemnification by us against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, underwriters and dealers may be required to make in respect thereof.

          Each series of securities will be a new issue and, other than our common stock, which is listed on The New York Stock Exchange, will have no established trading market. We may elect to list any series of securities on an exchange, and in the case of common stock, on any additional exchange, but, unless otherwise specified in the applicable prospectus supplement, we shall not be obligated to do so. No assurance can be given as to the liquidity of the trading market for any of the securities.

          Agents, underwriters and dealers may be customers of, engage in transactions with, or perform services for, us and our subsidiaries in the ordinary course of business.

LEGAL MATTERS

          Our legal counsel, Thompson & Knight LLP, Houston, Texas, will pass upon certain legal matters in connection with the offered securities. Legal counsel to any underwriters may pass upon legal matters for such underwriters.

EXPERTS

          The consolidated financial statements of Petrohawk Energy Corporation and Subsidiaries as of December 31, 2004 and for the year then ended incorporated in this prospectus by reference from Petrohawk Energy Corporation’s Annual Report on Form 10-K for the year ended December 31, 2004, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon such report given upon their authority as experts in accounting and auditing.

          The consolidated financial statements of Mission Resources Corporation as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing. The audit reports incorporated by reference herein contain an explanatory paragraph regarding Mission’s adoption of Statement of Financial Accounting Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations” effective January 1, 2003 and SFAS No. 142, “Goodwill and Other Intangible Assets” effective January 1, 2002.

          The consolidated financial statements of Petrohawk Energy Corporation at December 31, 2003 and for the year then ended, appearing in Petrohawk Energy Corporation’s Annual Report (Form 10-K/A) for the year ended December 31, 2003, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

          The consolidated financial statements of Petrohawk Energy Corporation, incorporated in this prospectus by reference to the annual report on Form 10-K, as amended, of Petrohawk Energy Corporation as of December 31, 2002 and for the year ended December 31, 2002, have been so incorporated in reliance on the report of Hein & Associates LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

          The combined financial statements of Wynn-Crosby Energy, Inc. and its Affiliated Partnerships as of December 31, 2003, and for each of the years in the three-year period ended December 31, 2003, have been incorporated in this prospectus in reliance upon the report of KPMG LLP, an independent registered public accounting firm, incorporated by reference in this prospectus, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2003 combined financial statements refers to a change in the method of accounting for abandonment obligations in accordance with Statement of Financial Accounting Standards No. 143 “Accounting for Asset Retirement Obligations” as of January 1, 2003, and a change in the method of accounting for derivative instruments in accordance with Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities” as of January 1, 2001.

          Certain estimates of proved oil and gas reserves for both Petrohawk Energy Corporation and Mission Resources Corporation referred to and incorporated by reference herein were based in part upon engineering reports prepared by Netherland, Sewell & Associates, Inc., independent petroleum engineers. These estimates are included and incorporated herein in reliance on the authority of each such firm as experts in such matters.

WHERE YOU CAN FIND MORE INFORMATION

          Our SEC filings are available to the public over the Internet at the SEC’s web site at www.sec.gov. You may also read and copy any document we file at the SEC’s public reference rooms located at 450 Fifth Street, N.W., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. In addition, through our website, www.petrohawk.com, you can access electronic copies of documents we file with the SEC, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K and any amendments to those reports. Information on our website is not incorporated by reference in this prospectus. Access to those electronic filings is available as soon as practical after filing with the SEC. You may also request a copy of those filings, excluding exhibits, at no cost by writing, emailing or telephoning our principal executive office, which is:

Petrohawk Energy Corporation Attn: Investor Relations 1100 Louisiana, Suite 4400 Houston, Texas 77002 Phone (832) 204-2700 investors@petrohawk.com

The following documents we filed with the SEC pursuant to the Exchange Act are incorporated herein by reference:

•	our annual report on Form 10-K, for the fiscal year ended December 31, 2004;

•	our quarterly report on Form 10-Q, for the quarter ended March 31, 2005;

•	our current report on Form 8-K/A filed on December 1, 2004;

•	our current reports on Form 8-K filed on January 6, 2005, January 21, 2005, February 10, 2005, February 22, 2005, March 3, 2005, two reports filed on April 4, 2005, April 18, 2005, and May 12, 2005 (excluding any information furnished pursuant to Item 9 or 7.01 or Item 12 or 2.02 of any such Current Reports on Form 8-K); and

•	the description of our common stock set forth in our registration statements filed pursuant to Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

In addition, we are incorporating the following herein by reference:

•	Mission’s consolidated financial statements as of December 31, 2003 and 2004 and related notes, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 contained in Mission’s Annual Report on Form 10-K/A for the period ended December 31, 2004 (File No. 000-09498).

          All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 on any current report on Form 8-K) subsequent to the date of this filing and prior to the termination of this offering shall be deemed to be incorporated in this prospectus and to be a part hereof from the date of the filing of such document. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

FORWARD-LOOKING STATEMENTS

          Included and incorporated by reference in this prospectus are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in or incorporated by reference into this prospectus that address activities, events or developments that we expect or anticipate will or may occur in the future are forward-looking statements. The words “should,” “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “predict,” “plan” and similar expressions are also intended to identify forward-looking statements.

          These forward-looking statements include, but are not limited to, statements regarding:

•	estimates of proved reserve quantities and net present values of those reserves;

•	estimates of probable and possible reserve quantities;

•	reserve potential;

•	business strategy;

•	estimates of future commodity prices;

•	amounts and types of capital expenditures and operating expenses;

•	expansion and growth of our business and operations;

•	expansion and development trends of the oil and natural gas industry;

•	production of oil and natural gas reserves;

•	exploration prospects;

•	wells to be drilled, and drilling results;

•	operating results and working capital; and

•	future methods and types of financing.

          Such forward-looking statements involve assumptions and are subject to known and unknown risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied by such forward-looking statements. Although we believe that the assumptions reflected in such forward-looking statements are reasonable, we can give no assurance that such assumptions will prove to have been correct. You should read the section entitled “Risk Factors” for a discussion of some of the factors that may affect these assumptions. Forward-looking statements speak only as of the date they are made and we undertake no obligation to update them.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

          The expenses of this offering (all of which are to be paid by the registrant) are estimated to be as follows:

Securities and Exchange Commission registration fee	$29,425
Legal fees and expenses	$25,000
Accounting fees and expenses	$25,000
Engineering fees and expenses	$5,000
Printing expenses	$25,000
Miscellaneous	$25,000

TOTAL	$134,425

Item 15. Indemnification Of Officers And Directors

          Our certificate of incorporation contains certain provisions permitted under the Delaware General Corporation Law (“DGCL”) relating to the liability of directors. These provisions eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except that a director will be personally liable:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL relating to unlawful stock repurchases or dividends; and

•	for any transaction from which the director derives an improper personal benefit.

          These provisions do not limit or eliminate our rights or those of any stockholder to seek nonmonetary relief, such as an injunction or rescission, in the event of a breach of a director’s fiduciary duty. These provisions will not alter a director’s liability under federal securities laws.

          Our certificate of incorporation and bylaws also provide that we must indemnify our directors and officers to the fullest extent permitted by Delaware law and also provide that we must advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to very limited exceptions.

          Section 145 of the DGCL, inter alia, authorizes a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, because such person is or was a director, officer, employee or agent of the corporation or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reason to believe his conduct was unlawful. Similar indemnity is authorized for such persons against expenses, including attorneys’ fees, actually and reasonably incurred in defense or settlement of any such pending, completed or threatened action or suit by or in the right of the corporation if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that, unless a court of competent jurisdiction otherwise provides, such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the stockholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct.

          Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him.

We maintain policies insuring our and our subsidiaries’ officers and directors against specified liabilities for actions taken in such capacities, including liabilities under the Securities Act of 1933.

          We have entered into separate indemnification agreements with our directors and officers that may, in some cases, be broader than the specific indemnification provisions contained in our certificate of incorporation, bylaws or the DGCL. The indemnification agreements may require us, among other things, to indemnify our officers and directors against certain liabilities, other than liabilities arising from willful misconduct, that may arise by reason of their status or service as directors or officers. We believe that these indemnification arrangements are necessary to attract and retain qualified individuals to serve as directors and officers.

Item 16. Exhibits And Financial Statement Schedules

          (a) Exhibits.

          The following exhibits are filed herewith pursuant to the requirements of Item 601 of Regulation S-K:

Exhibit No.	Description
1.1**	Form of Equity Underwriting Agreement

1.2**	Form of Debt Underwriting Agreement

2.1	Agreement and Plan of Merger, dated as of April 3, 2005 by and among Petrohawk Energy Corporation, Petrohawk Acquisition Corporation and Mission Resources Corporation, incorporated by reference to Exhibit 3.1 to the Form 8-K that the Company filed on April 4, 2005.

4.1	Certificate of Incorporation for Petrohawk Energy Corporation, incorporated by reference to Exhibit 3.1 to the Form S-8 that the Company filed on July 29, 2004.

4.2	Certificate of Amendment to Certificate of Incorporation for Petrohawk Energy Corporation, incorporated by reference to Exhibit 3.1 to the Company’s Current report on Form 8-K filed on November 24, 2004.

4.3	Amended and Restated Bylaws of Petrohawk Energy Corporation, incorporated by reference to Exhibit 3.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, filed November 15, 2004.

4.4	Form of Warrant Agreement covering warrants issued to employees as employment inducements, incorporated by reference to Exhibit 4.1 of Beta’s Annual Report for the year ended December 31, 2003 Form 10-K filed on March 26, 2004.

4.5	Warrant Agreement between Beta and Brookstreet Securities dated July 30, 1999, incorporated by reference to Exhibit 4.1 of Beta’s Annual Report for the year ended December 31, 2003 Form 10-K filed on March 26, 2004.

4.6	Form of Warrant Agreement with suppliers, service providers, and other third parties, incorporated by reference to Exhibit 4.1 of Beta’s Annual Report for the year ended December 31, 2003 Form 10-K filed on March 26, 2004.

4.7	Warrant Agreement between Beta and its preferred shareholders, including Warrant Certificates A and B, incorporated by reference to Exhibit 4.1 of Beta’s Form 8-K filed on July 3, 2001.

4.8	Certificate of Designation of Beta Oil & Gas, Inc.’s 8% Cumulative Convertible Preferred Stock, incorporated by reference to Exhibit 3.1 of Beta’s Form 8-K filed on July 3, 2001.

4.9	Registration Rights Agreement, dated November 23, 2004, between Registrant and Friedman, Billings, Ramsey & Co., Inc., for the benefit of the holders of series B preferred stock, incorporated by reference to Exhibit 10.5 of Registrant’s Form 8-K filed on November 24, 2004.

4.10	Registration Rights Agreement, dated May 25, 2004, between Registrant and PHAWK LLC, incorporated by reference to Exhibit 4.11 of Registrant’s Form S-3 filed on December 1, 2004.

4.11	Registration Rights Agreement dated April 1, 2005 among Petrohawk Energy Corporation and the parties set forth on Exhibit A of the Registration Rights Agreement, incorporated by reference to Exhibit 4.6 of Registrant’s Form 10-Q filed on May 12, 2005.

4.12*	Form of Senior Indenture

4.13*	Form of Subordinated Indenture

5.1*	Opinion of Thompson & Knight LLP

12.1*	Computation of Ratios of Earnings to Fixed Charges.

23.1*	Consent of Deloitte & Touche LLP

23.2*	Consent of Ernst & Young, LLP

23.3*	Consent of Hein & Associates LLP

23.4*	Consent of KPMG LLP (filed on behalf of Petrohawk Energy Corporation)

Exhibit No.	Description
23.5*	Consent of KPMG LLP (filed on behalf of Mission Resources Corporation)

23.6*	Consent of Netherland, Sewell & Associates, Inc. (filed on behalf of both Petrohawk and Mission)

23.7*	Consent of Thompson & Knight LLP (included in Exhibit 5.1)

24	Power of Attorney (included in the signature page of this Registration Statement)

25.1**	Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 for the Senior Indenture

25.2**	Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 for the Subordinated Indenture

*	Filed herewith

**	To be filed by an amendment or as an exhibit to a document filed under the Securities Exchange Act and incorporated by reference herein

Item 17. Undertakings

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

          The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (a) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

          (c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; and

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas on May 12, 2005.

PETROHAWK ENERGY CORPORATION
By:	/s/ FLOYD C. WILSON

Name:	Floyd C. Wilson
Title:	President and Chief Executive Officer

          Each person whose signature appears below authorizes Floyd C. Wilson and Shane M. Bayless, and each of them, each of whom may act without joinder of the other, to execute in the name of each such person who is then an officer or director of the company and to file any amendments to this registration statement necessary or advisable to enable the company to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, in connection with the registration of the securities which are the subject of this registration statement, which amendments may make such changes in the registration statement as such attorney may deem appropriate. Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Capacity	Date
/s/ FLOYD C. WILSON Floyd C. Wilson	Chairman of the Board President, Chief Executive Officer (Principal Executive Officer)	May 12, 2005

/s/ SHANE M. BAYLESS Shane M. Bayless	Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)	May 12, 2005

/s/ TUCKER S. BRIDWELL Tucker S. Bridwell	Director	May 12, 2005

/s/ JAMES L. IRISH III James L. Irish III	Director	May 12, 2005

/s/ DAVID B. MILLER David B. Miller	Director	May 12, 2005

/s/ D. MARTIN PHILLIPS D. Martin Phillips	Director	May 12, 2005

/s/ DANIEL A. RIOUX Daniel A. Rioux	Director	May 12, 2005

/s/ ROBERT C. STONE, JR. Robert C. Stone, Jr.	Director	May 12, 2005

Index to Exhibits

Exhibit No.	Description
1.1**	Form of Equity Underwriting Agreement

1.2**	Form of Debt Underwriting Agreement

2.1	Agreement and Plan of Merger, dated as of April 3, 2005 by and among Petrohawk Energy Corporation, Petrohawk Acquisition Corporation and Mission Resources Corporation, incorporated by reference to Exhibit 3.1 to the Form 8-K that the Company filed on April 4, 2005.

4.1	Certificate of Incorporation for Petrohawk Energy Corporation, incorporated by reference to Exhibit 3.1 to the Form S-8 that the Company filed on July 29, 2004.

4.2	Certificate of Amendment to Certificate of Incorporation for Petrohawk Energy Corporation, incorporated by reference to Exhibit 3.1 to the Company’s Current report on Form 8-K filed on November 24, 2004.

4.3	Amended and Restated Bylaws of Petrohawk Energy Corporation, incorporated by reference to Exhibit 3.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, filed November 15, 2004.

4.4	Form of Warrant Agreement covering warrants issued to employees as employment inducements, incorporated by reference to Exhibit 4.1 of Beta’s Annual Report for the year ended December 31, 2003 Form 10-K filed on March 26, 2004.

4.5	Warrant Agreement between Beta and Brookstreet Securities dated July 30, 1999, incorporated by reference to Exhibit 4.1 of Beta’s Annual Report for the year ended December 31, 2003 Form 10-K filed on March 26, 2004.

4.6	Form of Warrant Agreement with suppliers, service providers, and other third parties, incorporated by reference to Exhibit 4.1 of Beta’s Annual Report for the year ended December 31, 2003 Form 10-K filed on March 26, 2004.

4.7	Warrant Agreement between Beta and its preferred shareholders, including Warrant Certificates A and B, incorporated by reference to Exhibit 4.1 of Beta’s Form 8-K filed on July 3, 2001.

4.8	Certificate of Designation of Beta Oil & Gas, Inc.’s 8% Cumulative Convertible Preferred Stock, incorporated by reference to Exhibit 3.1 of Beta’s Form 8-K filed on July 3, 2001.

4.9	Registration Rights Agreement, dated November 23, 2004, between Registrant and Friedman, Billings, Ramsey & Co., Inc., for the benefit of the holders of series B preferred stock, incorporated by reference to Exhibit 10.5 of Registrant’s Form 8-K filed on November 24, 2004.

4.10	Registration Rights Agreement, dated May 25, 2004, between Registrant and PHAWK LLC, incorporated by reference to Exhibit 4.11 of Registrant’s Form S-3 filed on December 1, 2004.

4.11	Registration Rights Agreement dated April 1, 2005 among Petrohawk Energy Corporation and the parties set forth on Exhibit A of the Registration Rights Agreement, incorporated by reference to Exhibit 4.6 of Registrant’s Form 10-Q filed on May 12, 2005.

4.12*	Form of Senior Indenture

4.13*	Form of Subordinated Indenture

5.1*	Opinion of Thompson & Knight LLP

12.1*	Computation of Ratios of Earnings to Fixed Charges.

23.1*	Consent of Deloitte & Touche LLP

23.2*	Consent of Ernst & Young, LLP

23.3*	Consent of Hein & Associates LLP

23.4*	Consent of KPMG LLP (filed on behalf of Petrohawk Energy Corporation)

Exhibit No.	Description
23.5*	Consent of KPMG LLP (filed on behalf of Mission Resources Corporation)

23.6*	Consent of Netherland, Sewell & Associates, Inc. (filed on behalf of both Petrohawk and Mission)

23.7*	Consent of Thompson & Knight LLP (included in Exhibit 5.1)

24	Power of Attorney (included in the signature page of this Registration Statement)

25.1**	Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 for the Senior Indenture

25.2**	Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 for the Subordinated Indenture

*	Filed herewith

**	To be filed by an amendment or as an exhibit to a document filed under the Securities Exchange Act and incorporated by reference herein